EXHIBIT INDEX

            (a)(9) Text of press release jointly issued by ISI and the Company, dated May 25, 2000.





                                 EXHIBIT (a) (9)

             Interactive Systems, Inc. Completes Tender Offer for
                         CSI Computer Specialists, Inc.

                                  Common Stock

         Arlington, Virginia and Gaithersburg, Maryland, May 25, 2000 -- Interactive Systems, Inc. ("ISI") and CSI Computer Specialists, Inc. (OTCBB:
CSIS) today announced that ISI has completed its cash tender offer for all of the outstanding shares of common stock (the "Common Shares") of CSI Computer Specialists, Inc. not already owned by Mr. Donald C. Weymer, ISI's founder, Chief Executive Officer, President, a Director and majority shareholder, at a price of $1.00 per share. The tender offer expired, as scheduled, at 5:00 p.m., Eastern Time, on Wednesday, May 24, 2000. ISI has been advised by the Depositary for the tender offer that, as of the expiration of the tender offer, 2,313,616 Common Shares had been validly tendered and not withdrawn pursuant to the tender offer (including 933,105 Common Shares tendered pursuant to the procedures for guaranteed delivery). This number, aggregated with the number of Common Shares Mr. Weymer already owns, represents approximately 94% of the outstanding Common Shares. Cash payments for the Common Shares are expected to commence promptly.

                  CSI Computer Specialists, Inc. is a provider of a full range of computer hardware services, including sales and maintenance of mainframe and mid-range computer equipment and parts, network design and installation, computer upgrades, and installation and de-installation of equipment. The Company provides its services to commercial customers, agencies of federal, state and local governments, and universities, hospitals, and associations in the Mid-Atlantic region of the United States, including West Virginia, Virginia, Maryland, the District of Columbia, New Jersey, New York, Connecticut, Pennsylvania, and in Illinois and California.

         ISI is a national provider of enterprise infrastructure management services. ISI provides information technology outsourcing, enterprise systems management and not-for-profit solutions to commercial and non-profit organizations.